Exhibit (h)(3)(g)

AMENDMENT

This AMENDMENT (this “Amendment”) amends as of the 1st day of June, 2005 (the “Effective Date”), the Transfer Agency and Services Agreement dated as of April 1, 1998, as previously amended between Forward Funds, Inc. (the “Fund”) and First Data Investor Services Group, Inc., now known as PFPC Inc., (“PFPC”) (the “Agreement”).

For valuable consideration the receipt and sufficiency of which the parties hereto hereby acknowledge, the Fund and PFPC hereby agree that, as of the Effective Date, the Agreement shall (without any further action by either of the parities hereto) be amended as follows:

1.	Section 13.1 is hereby replaced with the following:

“13.1 This Agreement shall be effective on the date first written above and, unless otherwise agreed to in writing by the parties, shall terminate on October 14, 2005 or at another such date the parties mutually agree upon.”

This Amendment contains the entire understanding between the parties with respect to the services contemplated hereby. Except as expressly set forth herein, the Agreement shall remain unaffected hereby.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers, as of the day and year first above written.

FORWARD FUNDS, INC.		PFPC INC.
(f/k/a First Data Investor Services Group, Inc.)

By:	/s/ JEREMY W. DEEMS	By:	/s/ JAMES W. PASMAN
Name:	Jeremy W. Deems	Name:	James W. Pasman
Title:	Treasurer	Title:	Senior Vice President